Page 1 of 7 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          ACCESS Pharmaceuticals, Inc.
                     (formerly Chemex Pharmaceuticals, Inc.)
                                (Name of Issuer)

                     Common Stock, $0.04 par value per share
                         (Title or Class of Securities)

                                  0043 1M 10 0
                                 (CUSIP Number)

                               Dr. David F. Ranney
                          ACCESS Pharmaceuticals, Inc.
                            2600 N. Stemmons Freeway
                    Dallas, TX 75207; Tel. No. (214) 905-5100

                                   Copies to:

                           John J. Concannon III, Esq.
                              Bingham, Dana & Gould
          150 Federal Street, Boston, MA 02110, Tel. No. (617) 951-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 25, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following page(s))

   CUSIP No. 0043 1M 10 0    13D   Page  2  of  7  Pages
                                        ---    ---
 -------- ---------------------------------------------------------------------
  1       NAMES OF REPORTING PERSONS
            Dr. David F. Ranney
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            ###-##-####
 -------- ---------------------------------------------------------------------
 -------- ---------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [ ]
                                                                       (b) [ ]
 --------
 -------- ---------------------------------------------------------------------
  3       SEC USE ONLY


 --------
 -------- ---------------------------------------------------------------------
  4       SOURCE OF FUNDS (See Instructions)

          See Item 3 of attached Schedule 13D
 -------- ---------------------------------------------------------------------
 -------- ---------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                      [ ]
 -------- ---------------------------------------------------------------------
 -------- ---------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
 -------- ---------------------------------------------------------------------
 ------------------------------ ---------- ------------------------------------
                                 7         SOLE VOTING POWER

                                            9,147,608
                                ---------- ------------------------------------
    NUMBER OF                   ---------- ------------------------------------
     SHARES                      8         SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY                                 None
      EACH                      ---------- ------------------------------------
    REPORTING                   ---------- ------------------------------------
     PERSON                      9         SOLE DISPOSITIVE POWER
      WITH
                                            9,147,608
                                ---------- ------------------------------------
                                ---------- ------------------------------------
                                10         SHARED DISPOSITIVE POWER

                                             None
 ------------------------------ ---------- ------------------------------------
 -------- ---------------------------------------------------------------------
 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            9,147,608
 -------- ---------------------------------------------------------------------
 -------- ---------------------------------------------------------------------
 12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                           [ ]

 --------
 -------- ---------------------------------------------------------------------
 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            40.0%
 -------- ---------------------------------------------------------------------
 14       TYPE OF REPORTING PERSON (See Instructions)

            IN
 -------- ---------------------------------------------------------------------


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                                                                    Page 3 of 7

ITEM 1.  SECURITY AND ISSUER:

         (a)     Title of Security:
                 -----------------
                 ACCESS Pharmaceuticals, Inc.(formerly Chemex
                 Pharmaceuticals, Inc.) Common Stock, $0.04 par value per share (the "Common Stock").

         (b)     Name of Issuer:
                 --------------
                 ACCESS Pharmaceuticals, Inc.(formerly Chemex Pharmaceuticals, Inc.), a Delaware corporation (the "Company").

         (c)     Address of Issuer's Principal Executive Office:
                 ----------------------------------------------
                 The principal executive office of the Company is located at 2600 N. Stemmons Freeway, Dallas, Texas 75207.


ITEM 2.  IDENTITY AND BACKGROUND:

     I.  (a)     Name of Reporting Person:
                 ------------------------
                 The reporting person is Dr. David F. Ranney (the
                 "Reporting Person").

         (b)     Business Address of Reporting Person:
                 ------------------------------------
                 The business address of Dr. Ranney is c/o ACCESS
                 Pharmaceuticals, Inc., 2600 N. Stemmons Freeway, Dallas, Texas 75207.

         (c)     Principal Occupation or Employment of Reporting Person:
                 ------------------------------------------------------
                 The principal occupation and employment of Dr. Ranney is as a Director and Executive Vice President of the Company.

         (d)     Criminal Convictions in Last Five Years:
                 ---------------------------------------
                 None.

         (e)     Judgments for Violations of Securities Laws in Last Five Years:
                 ---------------------------------------------------------------
                 None.

         (f)     Citizenship:
                 -----------
                 Dr. Ranney is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

         The 9,147,608 shares of the Common Stock beneficially owned by the Reporting Person were acquired by the Reporting Person pursuant to a statutory merger (the "Merger"), whereby ACCESS Pharmaceuticals, Inc., a Texas corporation ("ACCESS"), was merged with and into the Company (then named Chemex Pharmaceuticals, Inc.). The Company, which was the surviving corporation, changed its name to ACCESS Pharmaceuticals, Inc. upon the effectiveness of the Merger. In the Merger, all of the issued and outstanding shares of common stock of ACCESS were exchanged for 13,920,000 shares of the Common Stock. The Merger was consummated pursuant to an Agreement of Merger and Plan of Reorganization, dated as of October 3, 1995, as amended and restated as of October 31, 1995, by and between the Company, and ACCESS (the "Merger Agreement"). As a stockholder of ACCESS, the Reporting Person received the 9,147,608 shares of Common Stock in exchange for 2,392,000 shares of common stock, $0.01 par value per share, of ACCESS, beneficially owned by the Reporting Person immediately before the effective time of the Merger.


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                                                                    Page 5 of 7


ITEM 4.  PURPOSE OF TRANSACTION:

         All of the shares of Common Stock covered by this Schedule 13D were purchased for investment purposes. Pursuant to the Merger Agreement, Dr. Ranney, formerly a Director and the Executive Vice President of ACCESS, became a Director and Executive Vice President of the Company. Other than the Merger and the foregoing events in connection therewith, the Reporting Person does not have any present plans or proposals which would relate to or result in any of the events or actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER:

         (a) The Reporting Person beneficially owns 9,147,608 shares of the Common Stock, comprising 40.0% of the aggregate number of shares of Common Stock outstanding as of the close of business on January 25, 1996 as reported by the Company.

         (b) The Reporting Person has sole voting power as to 9,147,608 shares of the Common Stock and sole dispositive power as to 9,147,608 shares of the Common Stock. The Reporting Person has agreed to certain restrictions on his voting and disposition of any shares of the capital stock of the Company beneficially owned by him. (See Item 6 below.) The Reporting Person has no shared voting power or shared dispositive power.

         (c)      None, other than the Merger described in Item 3 above.

         (d) Except as described above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.

         (e)      Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER:

         Pursuant to the terms of a Stockholder's Agreement, dated as of October 3, 1995, between the Company and the Reporting Person, the Reporting person has agreed (i) so long as the Reporting Person beneficially owns (as determined by reference to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, ("Rule 13d-3")) ten percent or more of the issued and outstanding capital stock of the Company, and to the extent he is able to do so under


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                                                                   Page 6 of 7


         applicable law, if any, and within the exercise of any fiduciary duties imposed by law, if any, to vote all of such shares of such stock for which he has voting power on any proposal presented to the stockholders of the Company in the manner recommended by a majority of the Board of Directors of the Company; provided, however, that he is not obligated to vote in such a manner with regard to any proposal presented to the stockholders of the Company without a recommendation of the Board of Directors of the Company; or which involves or relates to an attempted hostile takeover of the Company; and (ii) subject to certain exceptions for transfers made for no consideration, to not offer for sale, sell, transfer, distribute, grant any option for the sale of, assign or otherwise dispose of, directly or indirectly, or exercise any registration rights with respect to, any shares of the capital stock of the Company which are beneficially owned by the Reporting Person (as determined by reference to Rule 13d-3) or which the Reporting Person has the right to acquire pursuant to the exercise of any option, warrant, subscription right or convertible security for six months after the effective time of the Merger.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS:

         7.1 Agreement of Merger and Plan of Reorganization dated as of October 3, 1995, as amended and restated as of October 31, 1995, by and between the Company and ACCESS, filed with the Commission on November 7, 1995 as Exhibit A to a Proxy Statement/Prospectus forming part of a Registration Statement on Form S-4 of the Company and incorporated herein by this reference.



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                                                                   Page 7 of 7


                                    SIGNATURE


           After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                                 February 5, 1996
                                             ---------------------------
                                                      (Date)

                                                /s/ David F. Ranney
                                             ---------------------------
                                                     (Signature)

                                                Dr. David F. Ranney
                                             ---------------------------
                                                    (Name/Title)